Filed Pursuant to Rule 433

Registration Statement No. 333-224541

Relating to the Preliminary Prospectus

Supplement dated June 5, 2019 to

Prospectus dated April 30, 2018

THE ALLSTATE CORPORATION

$500,000,000

3.850% SENIOR NOTES DUE 2049

FINAL TERM SHEET

Dated June 5, 2019

Issuer:	The Allstate Corporation
Security Type:	Senior Notes
Expected Ratings (Moody’s / S&P)*:	A3 (Stable) / A- (Stable)
Format:	SEC Registered
Trade Date:	June 5, 2019
Settlement Date:	June 10, 2019 (T+3)**
Title:	3.850% Senior Notes due 2049
Maturity Date:	August 10, 2049
Principal Amount:	$500,000,000
Coupon (Interest Rate):	3.850%
Interest Payment Dates:	Semi-annually on February 10 and August 10 of each year, beginning on February 10, 2020 (long first coupon)
Benchmark Treasury:	UST 3.000% due February 15, 2049
Benchmark Treasury Price/Yield:	107-13 / 2.639%
Spread to Benchmark Treasury:	+125 bps
Yield to Maturity:	3.889%
Price to Public:	99.303%
Optional Redemption:	Callable at the greater of par or the make whole (T + 20 basis points)
Par Call:	On or after February 10, 2049
CUSIP/ISIN:	020002 BG5/US020002BG56
Joint Book-Runners:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Jefferies LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**Note:  It is expected that delivery of the Senior Notes will be made against payment therefor on or about June 10, 2019, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the second business day before delivery of the Senior Notes will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Allstate Corporation has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents that The Allstate Corporation has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by contacting BofA Securities, Inc. toll-free at 1-800-294-1322; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.